

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via E-mail
Mr. Leon Henry
Chief Executive Officer
Oculus, Inc.
1451 W. Cypress Creek Road, Suite 300
Ft. Lauderdale, FL 33309

> **Re: Oculus, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2014**
> **File No. 333-198068**

Dear Mr. Henry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your selling shareholders are identified as underwriters. Because this offering is deemed to be an indirect primary offering by the company through selling shareholders, the offering price of the shares must be fixed for the duration of the offering. Please revise your disclosure to remove reference to the selling shareholders being able to sell shares at market price on the prospectus cover page, prospectus summary, determination of offering price, plan of distribution, and elsewhere throughout the prospectus.

2. We note your disclosure regarding the fixed share price is $0.005 on page 2, and $0.0005 and $.010 on page 3. Please revise your disclosure to be consistent throughout your prospectus.

3. We note your disclosure that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 5

5. Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

6.   Disclose why the company is becoming a reporting company at this time in light of the following:

- the company has no business operations;
- the company has not completed its initial phase – the design and construction of a functional website necessary to begin business operations;
- the company has no revenues, and no other sources of income;
- the company's current cash amount will not likely be sufficient to pay for the initial phases necessary to conduct business operations and the costs of being a reporting company;
- the company's success depends on Mr. Leon Henry, but he lacks:
  - experience in managing a public company that is a reporting company with the U.S. Securities and Exchange;
  - meaningful accounting or financial reporting education or experience and;
  - has no professional relationships in the company's target markets.
- the company's common stock has no market and may or may not become quoted on the over-the-counter market which will limit the selling shareholder's ability to sell their shares and will also limit the company's ability to raise funds through equity financings or to use its shares as consideration;
- the company's common stock will likely be a penny stock.

Risk Factors, page 7

7.   Please revise within your Risk Factors section, to disclose the unavailability of Rule 144 of the Securities Act for the resale of securities issued by a shell company until the conditions imposed by Rule 144(i) are met, and the impact these limitations will have upon the liquidity of your common shares.

8.   Please add a separate risk factor discussing the limited management and leadership experience of your executive officer overall, and if true also the fact that he has never worked in a capacity related to the manufacture and distribution of products. Also, if Mr. Henry will be working less than full-time on your business, please disclose the number of hours he intends to dedicate to the business each week.

The current status of our business depends on securing contracts with suppliers and orders with customers and ensuring products to sell., page 9

9.   Please revise to clarify that to date you have entered into one non-exclusive distribution agreement only.

Notes to Financial Statements

Summary of Significant Accounting Policies, pages F-7 and F-8

10.   Please disclose your planned revenue recognition policy for products and services.

Commitments and Contingencies (disclosure omitted)

11.   Please revise to disclose the Company's commitments and contingencies including the required purchase minimum amounts under the supplier agreement with Shenzen Coban Electronics Co. Ltd. (Shenzen).

Management's Discussion and Analysis of Financial Position and Results of Operations

Cash Requirements, page 24

12.   Please disclose in detail your planned business operations over the next twelve months, including how you intend to raise funds to commence planned principal business operations and the minimum amounts required for implementing different stages of your business plan. Please reference Instruction 3 of Item 504 of Regulation S-K.

Critical Accounting Policies, page 25

13.   Please disclose your planned revenue recognition policy for products and services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Greg Jaclin, Esq.